UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Spark Networks, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

84651P100
(CUSIP Number)

PEAK6 Investments, L.P.
141 W. Jackson Boulevard
Suite 500
Chicago, Illinois 60604
Attention: Jay Coppoletta
(312) 444-8000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2016
Date of Event Which Requires Filing of the Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84651P100

1.	NAME OF REPORTING PERSON

PEAK6 Investments, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) x

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER
-0-

		8.	SHARED VOTING POWER
5,000,000

		9.	SOLE DISPOSITIVE POWER
-0-

		10.	SHARED DISPOSITIVE POWER
5,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%

14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 84651P100

1.	NAME OF REPORTING PERSON

PEAK6 LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) x

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER
-0-

		8.	SHARED VOTING POWER
5,000,000

		9.	SOLE DISPOSITIVE POWER
-0-

		10.	SHARED DISPOSITIVE POWER
5,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%

14.	TYPE OF REPORTING PERSON
CO/HC

CUSIP No. 84651P100

1.	NAME OF REPORTING PERSON

Matthew Hulsizer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) x

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER
-0-

		8.	SHARED VOTING POWER
5,000,000

		9.	SOLE DISPOSITIVE POWER
-0-

		10.	SHARED DISPOSITIVE POWER
5,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%

14.	TYPE OF REPORTING PERSON
IN/HC

CUSIP No. 84651P100

1.	NAME OF REPORTING PERSON

Jennifer Just

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b) x

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER
-0-

		8.	SHARED VOTING POWER
5,000,000

		9.	SOLE DISPOSITIVE POWER
-0-

		10.	SHARED DISPOSITIVE POWER
5,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%

14.	TYPE OF REPORTING PERSON
IN/HC

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”).

Address of Issuer’s Principal Executive Offices:

11150 Santa Monica Boulevard, Suite 600
Los Angeles, California 90025

Item 2.	Identity and Background

(a)	This statement is being filed by:

(i)	PEAK6 Investments, L.P., a Delaware limited partnership (“PEAK6”) as the direct holder of the Shares.
(ii)	PEAK6 LLC, a Delaware limited liability company, as the general partner of PEAK6.
(iii)	Matthew Hulsizer, as a manager of PEAK6 LLC.
(iv)	Jennifer Just, as a manager of PEAK6 LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The address of principal business office of each Reporting Person is:

141 W. Jackson Blvd., Suite 500
Chicago, IL 60604

(c)

The principal business of PEAK6 is serving as a holding company for its subsidiaries and operating businesses and investments. The principal business of PEAK6 LLC is acting as general partner of PEAK6. The principal occupation of Matthew Hulsizer and Jennifer Just is serving as the managers of PEAK6 LLC.

(d)	No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mr. Hulsizer and Ms. Just is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons beneficially own an aggregate of 5,000,000 Shares. The aggregate purchase price of the Shares reported in this statement as beneficially owned was $7,750,000.

Item 4.	Purpose of Transaction

On August 9, 2016, PEAK6 entered into the following agreements with the Issuer in connection with the issuance and sale by the Issuer of 5,000,000 Shares to PEAK6 for a price of $1.55 per share. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the terms of the agreements, which are attached hereto and incorporated by reference herein.

Purchase Agreement and Warrant

The Shares were issued and sold to PEAK6 pursuant to the terms of a purchase agreement dated as of August 9, 2016 (the “Purchase Agreement”), for an aggregate purchase price of $7,750,000. The Issuer also issued a warrant to PEAK6 to purchase up to 7,500,000 Shares at an exercise price of $1.74 per share pursuant to the terms of a warrant agreement (the “Warrant Agreement”) dated as of August 9, 2016. One-half of the shares subject to the warrant vest when the closing price of the Shares on the New York Stock Exchange equals or exceeds $2.50 per share for 15 trading days during a 30-trading day period and the remaining one-half of the shares subject to the warrant vest when the closing price of the Shares equals or exceeds $3.50 per share for 15 trading days during a 30-trading day period. The warrant has a five-year term. The Warrant Agreement provides that PEAK6 shall not have the right to exercise the warrant to the extent that after giving effect to such exercise PEAK6 would beneficially own in excess of 29.99% of the number of Shares outstanding immediately after giving effect to the issuance of shares upon such exercise; provided, however, that if this restriction results in PEAK6 being unable to exercise the warrant at the end of the five-year term, the warrant term shall be extended for an additional one year. Subject to certain conditions, the warrant is not exercisable until February 9, 2017, and therefore the Shares underlying the warrant have not been included as beneficially owned in this Schedule 13D.

The Shares issued pursuant to the Purchase Agreement, the warrant and the Shares issuable upon exercise of the warrant have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the terms of the Purchase Agreement, the Issuer has agreed to file with the Securities and Exchange Commission a registration statement with respect to the resale of the shares issued pursuant to the Purchase Agreement and any shares issued upon the exercise of the warrant. PEAK6 also has been provided with preemptive rights with respect to certain future offerings of equity securities by the Issuer.

The Purchase Agreement also provides PEAK6 with the right to nominate two designees to the Issuer’s board of directors, provided that PEAK6 continues to hold the requisite number of Shares as set forth in the Purchase Agreement. The Purchase Agreement requires that the Issuer use its best efforts to ensure that each PEAK6 designee is included on the Issuer’s director nominee slate and in the Issuer’s proxy statements for meetings of stockholders of the Issuer called with respect to the election of directors.

Management Services Agreement

In connection with the execution of the Purchase Agreement, the Issuer entered into a management services agreement (the “Management Services Agreement”) dated as of August 9, 2016, with PEAK6 pursuant to which PEAK6 will provide certain marketing, technology, strategy, development and other services to the Issuer over a five-year period for a cash fee of $1.5 million per year. In addition, in the event PEAK6 partners or employees are engaged to provide marketing or marketing related services to the Issuer either as replacement of Company employees or other external marketing resources engaged by the Issuer or as if they were Company employees, then the Issuer will reimburse PEAK6 for the actual costs incurred of such PEAK6 partners or employees with respect to the marketing or marketing related services so provided to the Issuer; provided, however, that the amount to be reimbursed in any year by the Issuer for such marketing or marketing related services by PEAK6 partners or employees shall not exceed the lesser of “Saved Company Marketing Costs” or $1,750,000. “Saved Company Marketing Costs” means the aggregate amount of fully burdened costs to the Issuer of the sales and marketing employees and external marketing resources (consulting or otherwise) that provided marketing or similar services to the Issuer that are replaced or reduced by the Issuer or PEAK6 partners or employees.

In addition, the Issuer appointed Danny Rosenthal as CEO and David Budworth as CTO. Messrs. Rosenthal and Budworth had been employees of PEAK6 prior to their appointment as officers of the Issuer.

As a result of these transactions, PEAK6 is taking a direct and active role in the management, strategy and operations of the Issuer both as a shareholder, through the Issuer’s board of directors and through the Management Services Agreement.

No Reporting Person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the transaction documents with the Issuer described above and depending on various other factors including, without limitation, the Issuer’s financial position and strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,944,509 Shares outstanding, which is equal to the number of Shares outstanding as of August 1, 2016 (25,944,509), as reported by the Issuer in its Form 10-Q for the quarterly period ended June 30, 2016, plus the 5,000,000 Shares issued to PEAK6 on August 9, 2016.

PEAK6

(a)	PEAK6 Investments, L.P. is direct owner of 5,000,000 Shares

Percentage: Approximately 16.2%

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 5,000,000

(iii)	Sole power to dispose or direct the disposition: 0

(v)	Shared power to dispose or direct the disposition: 5,000,000

(c)	PEAK6 has not entered into any transactions in the Shares during the past sixty (60) days other than the purchase of 5,000,000 described herein.

(d)	Not applicable.

(e)	Not applicable.

PEAK6 LLC:

(a)	PEAK6 LLC, as the general partner of PEAK6, may be deemed the beneficial owner of 5,000,000 Shares owned by PEAK6.

Percentage: Approximately 16.2%

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 5,000,000

(iii)	Sole power to dispose or direct the disposition: 0

(vi)	Shared power to dispose or direct the disposition: 5,000,000

(c)	PEAK6 LLC has not entered into any transactions in the Shares during the past sixty (60) days other than the purchase of 5,000,000 Shares described herein.

(d)	Not applicable.

(e)	Not applicable.

Matthew Hulsizer:

(a)	Matthew Hulsizer, as a manager of PEAK6 LLC, which is the general partner of PEAK6, may be deemed the beneficial owner of 5,000,000 Shares owned by PEAK6.

Percentage: Approximately 16.2%

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 5,000,000

(iii)	Sole power to dispose or direct the disposition: 0

(vii)	Shared power to dispose or direct the disposition: 5,000,000

(c)	Mr. Hulsizer has not entered into any transactions in the Shares during the past sixty (60) days other than the purchase of 5,000,000 Shares described herein.

(d)	Not applicable.

(e)	Not applicable.

Jennifer Just:

(a)	Jennifer Just, as a manager of PEAK6 LLC, which is the general partner of PEAK6, may be deemed the beneficial owner of 5,000,000 Shares owned by PEAK6.

Percentage: Approximately 16.2%

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 5,000,000

(iii)	Sole power to dispose or direct the disposition: 0

(viii)	Shared power to dispose or direct the disposition: 5,000,000

(c)	Ms. Just has not entered into any transactions in the Shares during the past sixty (60) days other than the purchase of 5,000,000 Shares described herein.

(d)	Not applicable.

(e)	Not applicable.

Each Reporting Person disclaims beneficial ownership of any Shares beyond his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement
99.2	Purchase Agreement between PEAK6 Investments, L.P. and Spark Networks, Inc., dated August 9, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 10, 2016)
99.3	Management Services Agreement between PEAK6 Investments, L.P. and Spark Networks, Inc., dated August 9, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 10, 2016)
99.4	Warrant Agreement between PEAK6 Investments, L.P. and Spark Networks, Inc., dated August 9, 2016 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 10, 2016)

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 19th day of August, 2016

PEAK6 INVESTMENTS, L.P.

By:	/s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By:	/s/ Matt Hulsizer
Name: Matt Hulsizer
Title: Manager

MATTHEW HULSIZER

/s/ Matt Hulsizer

JENNIFER JUST

/s/ Jennifer Just